UNITED STATES

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

IGM Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

449585108

(CUSIP Number)

Redmile Group, LLC

Jeremy C. Green

One Letterman Drive, Bldg D, Ste D3-300
San Francisco, CA 94129

Attention: Legal Department

(415) 489-9980

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 449585108

1.	NAME OF REPORTING PERSON

Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
3,362,460 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
3,362,460 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,362,460 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.9% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, OO

(1) The source of funds was working capital of the Redmile Affiliates (as defined in Item 5(a) below).

(2) The information in Item 5(a) relating to the shares of common stock, $0.01 par value per share, of the Issuer (the “Common Stock”) that are or may be deemed beneficially owned by the Reporting Person (as defined in Item 2 below) is incorporated by reference herein.

(3) Percent of class is calculated based on: (a) 26,077,865 shares of Common Stock outstanding as of March 21, 2022, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 29, 2022 (the “Form 10-K”), plus (b) 24,900 shares of Common Stock subject to options to purchase shares of Common Stock that are currently exercisable, plus (c) 1,743 shares of Common Stock subject to options to purchase shares of Common Stock that are exercisable within 60 days of the date of this filing.

CUSIP No.: 449585108

1.	NAME OF REPORTING PERSON

Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
3,362,460 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
3,362,460 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,362,460 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.9% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

(1) The source of funds was working capital of the Redmile Affiliates.

(2) The information in Item 5(a) relating to the shares of Common Stock that are or may be deemed beneficially owned by the Reporting Person is incorporated by reference herein.

(3) Percent of class is calculated based on: (a) 26,077,865 shares of Common Stock outstanding as of March 21, 2022, as disclosed in the Issuer’s Form 10-K, plus (b) 24,900 shares of Common Stock subject to options to purchase shares of Common Stock that are currently exercisable by the Reporting Persons, plus (c) 1,743 shares of Common Stock subject to options to purchase shares of Common Stock that are exercisable by the Reporting Persons within 60 days of the date of this filing.

CUSIP No.: 449585108

1.	NAME OF REPORTING PERSON

Redmile Capital Offshore Master Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
1,407,200 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
1,407,200 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,407,200 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1) The information in Item 5(a) relating to the shares of Common Stock that are or may be deemed beneficially owned by the Reporting Person is incorporated by reference herein.

(2) Percent of class is calculated based on 26,077,865 shares of Common Stock outstanding as of March 21, 2022, as disclosed in the Issuer’s Form 10-K.

This amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D filed with the SEC on September 24, 2019 (the “Original Schedule 13D”), as amended by that amendment No. 1 to Schedule 13D filed with the SEC on September 10, 2020 and that amendment No. 2 to Schedule 13D filed with the SEC on December 15, 2020 (hereinafter the Original Schedule 13D and such amendments shall collectively be referred to as the “Prior Schedule 13D”), in each case by Redmile Group, LLC, a Delaware limited liability company (“Redmile”), Jeremy C. Green, a citizen of the United Kingdom, and Redmile Capital Offshore Master Fund, Ltd., a Cayman Islands company (collectively, the “Reporting Persons”), relating to the Common Stock of IGM Biosciences, Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment No. 3, the Prior Schedule 13D is unchanged.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Prior Schedule 13D is hereby amended and restated to read in its entirety as follows:

The source of funds was working capital of the entities for which Redmile Group, LLC is the investment manager/adviser listed in items (i) through (xii) of Item 5(a) below. The stock options to purchase shares of Common Stock and the restricted stock units were granted to Michael S. Lee in connection with his service on the Issuer’s Board of Directors pursuant to the Issuer’s non-employee director compensation policy.

The shares of the Issuer’s non-voting Common Stock (the “Non-Voting Common Stock”) held by certain of the Redmile Affiliates (as defined in Item 5(a) below) were issued pursuant to an underwritten public offering of the Non-Voting Common Stock at a public offering price of $23 per share. On April 1, 2022, upon satisfaction of the material conditions set forth in the underwriting agreement by and among the Issuer and the underwriters, dated as of March 29, 2022 (the “Underwriting Agreement”), the Issuer sold 8,695,653 shares of its Non-Voting Common Stock, including the 2,608,695 shares of Non-Voting Common Stock purchased by certain Redmile Affiliates for an aggregate purchase price of $59,999,985. The source of funds was working capital of such Redmile Affiliates.

ITEM 4.	Purpose of Transaction.

Item 4 of the Prior Schedule 13D is hereby amended and restated to read in its entirety as follows:

The Reporting Persons acquired the common stock, $0.01 par value per share, of the Issuer (the “Common Stock”), the Non-Voting Common Stock and the pre-funded warrants to purchase shares of Common Stock (the “Pre-Funded Warrants”) covered by this Schedule 13D for investment purposes, in the ordinary course of business.

The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s operations, assets, prospects, business development, markets and capitalization, the Issuer’s management and personnel, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons expect to discuss their investment in the Issuer and the foregoing investment considerations with the Issuer’s Board of Directors (“Board of Directors”), management, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons’ consideration of various alternatives with respect to their investment, including possible changes in the present Board of Directors and/or management of the Issuer or other alternatives to increase stockholder value. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. In addition, the Reporting Persons may acquire additional Issuer securities in the public markets, in privately negotiated transactions or otherwise (including through the conversion of shares of the Non-Voting Common Stock or exercise of the Pre-Funded Warrants that may be deemed to be beneficially owned by the Reporting Persons) or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

On July 2, 2019, the Issuer’s Board of Directors appointed Michael S. Lee, a managing director of Redmile, to serve as a director of the Issuer. Immediately prior to the Issuer’s IPO, which was completed on September 20, 2019, Mr. Lee was appointed a Class III director to serve until the Issuer’s 2022 Annual Meeting of Stockholders or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal. In connection with Mr. Lee’s appointment to the Issuer’s Board of Directors, Mr. Lee and the Issuer entered into an Indemnification Agreement with the Issuer. On June 27, 2019, Mr. Lee and the Issuer entered into an Indemnification Agreement in the same form as the Issuer’s standard form of indemnification agreement with its other directors.

In addition, Mr. Lee is entitled to cash and equity compensation pursuant to the Issuer’s Outside Director Compensation Policy, as amended (the “Policy”). Pursuant to the Policy, Mr. Lee is entitled to receive an annual cash retainer of $40,000 to be paid quarterly, in arrears. If Mr. Lee serves on any committees of the Issuer’s Board of Directors, he will be entitled to receive additional cash compensation. Under the Policy, non-employee directors receive $7,500 annually for serving on the audit committee ($15,000 annually for the chairperson), $5,000 annually for serving on the compensation committee ($10,000 annually for the chairperson), $5,000 annually for serving on the nominating and corporate governance committee ($10,000 annually for the chairperson) and $5,000 annually for serving on the research and clinical development committee ($10,000 annually for the chairperson). A non-employee director also receives $30,000 annually for serving as the chairperson of the Issuer’s Board of Directors. Pursuant to the Policy, non-employee directors may elect on an annual basis to convert 0%, 50% or 100% of his or her annual cash retainer with respect to services to be performed in a future calendar quarter and otherwise scheduled to be paid following the completion of those services into a number of restricted stock units having a grant value equal to the aggregate amount of the elected percentage of the retainer cash compensation payable to such non-employee director under the Policy for the applicable quarter (as determined on the applicable date of grant of such retainer award).

On September 17, 2019, Mr. Lee received an option to purchase 12,100 shares of the Issuer’s Common Stock at an exercise price of $16.00 per share. 1/3rd of the shares subject to the option vested on September 17, 2020 and 1/36th of the shares subject to the option vested on each monthly anniversary thereafter, subject to Mr. Lee’s continued service on the Board of Directors of the Issuer through each vesting date. On February 5, 2020, Mr. Lee received an option to purchase 10,000 shares of the Issuer’s Common Stock at an exercise price of $40.27 per share. 1/12th of the shares subject to the option vested on each month following the Issuer’s 2020 Annual Meeting of Stockholders on the same day of the month, subject to Mr. Lee’s continued service to the Issuer through each applicable vesting date; provided, however, if the Issuer’s 2021 Annual Meeting of Stockholders occurred prior to the one-year anniversary of the Issuer’s 2020 Annual Meeting of Stockholders, then the shares subject to the option would fully vest as of the date of the Issuer's 2021 Annual Meeting of Stockholders. On February 19, 2021, Mr. Lee received an option to purchase 6,423 shares of the Issuer’s Common Stock at an exercise price of $91.50 per share. 1/12th of the shares subject to the option will vest on each month following the Issuer’s 2021 Annual Meeting of Stockholders on the same day of the month, subject to Mr. Lee’s continued service to the Issuer through each applicable vesting date; provided, however, if the Issuer’s 2022 Annual Meeting of Stockholders is prior to the one-year anniversary of the Issuer’s 2021 Annual Meeting of Stockholders, then the shares subject to the option will be fully vested as of the date of the Issuer's 2022 Annual Meeting of Stockholders. On March 12, 2022, Mr. Lee received an option to purchase 29,497 shares of the Issuer’s Common Stock at an exercise price of $17.11 per share. 1/12th of the shares subject to the option will vest on each month following the Issuer’s 2022 Annual Meeting of Stockholders on the same day of the month, subject to Mr. Lee’s continued service to the Issuer through each applicable vesting date; provided, however, if the Issuer’s 2023 Annual Meeting of Stockholders is prior to the one-year anniversary of the Issuer’s 2022 Annual Meeting of Stockholders, then the shares subject to the option will be fully vested as of the date of the Issuer's 2023 Annual Meeting of Stockholders. Pursuant to the Policy, Mr. Lee will continue to be entitled to receive an option to purchase the Issuer’s Common Stock in the amount set forth in the Policy automatically at the same time the Issuer makes annual equity awards to the Issuer’s executive officers, which option will vest in equal monthly installments during the twelve months following the date of the Issuer’s first annual meeting of stockholders following the date of grant, and will vest in full on the earlier of the twelve-month anniversary of the date of the Issuer’s first annual meeting of stockholders following the date of grant and the date of the Issuer’s second regularly scheduled annual meeting of stockholders that next follows the date of grant, subject to Mr. Lee’s continued service on the Board of Directors of the Issuer through each applicable vesting date.

Pursuant to the policies of Redmile, any stock options or other equity awards granted to Mr. Lee in connection with his service on the Issuer’s Board of Directors will be held by him as a nominee on behalf, and for the sole benefit, of Redmile and Mr. Lee will assign all economic, pecuniary and voting rights in respect of any such equity awards to Redmile. Mr. Lee disclaims beneficial ownership of such securities, and the filing of this Schedule 13D shall not be deemed an admission that Mr. Lee is the beneficial owner of such securities for any purpose. The Reporting Persons disclaim beneficial ownership of all such securities except to the extent of their pecuniary interest therein, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

Pursuant to the policies of Redmile, all cash compensation that Mr. Lee receives in connection with his service on the Issuer’s Board of Directors will be paid by the Issuer directly to Redmile.

Except as set forth in this Item 4, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in subparagraphs (a)-(i) above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of these matters. However, the Reporting Persons reserve the right to formulate plans or proposals which would relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

ITEM 5.	Interest in Securities of the Issuer.

Item 5(a) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate amount of the Issuer’s Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of the following: (i) 646,825 shares of Common Stock, 215,900 shares of Non-Voting Common Stock and a Pre-Funded Warrant to purchase 92,600 shares of Common Stock held by Redmile Capital Fund, LP, (ii) 1,407,200 shares of Common Stock and a Pre-Funded Warrant to purchase 109,600 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 99,200 shares of Common Stock and 113,400 shares of Non-Voting Common Stock held by Redmile Capital Offshore Fund (ERISA), Ltd., (iv) 294,815 shares of Common Stock and a Pre-Funded Warrant to purchase 93,244 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (v) 348,415 shares of Common Stock, 307,850 shares of Non-Voting Common Stock and a Pre-Funded Warrant to purchase 150,000 shares of Common Stock held by Redmile Strategic Master Fund, LP, (vi) 1,513,225 shares of Non-Voting Common Stock held by Redmile Biopharma Investments II, L.P., (vii) 293,455 shares of Non-Voting Common Stock held by RAF, L.P., (viii) 175,087 shares of Common Stock held by Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC, (ix) 362,813 shares of Common Stock held by a separately managed account, (x) 1,513,225 shares of Non-Voting Common Stock held by Redmile Biopharma Investments II, L.P., (xi) a Pre-Funded Warrant to purchase 222,222 shares of Common Stock held by RedCo I, L.P. and (xii) 2,056,395 shares of Non-Voting Common Stock held by RedCo II Master Fund, L.P. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (xii) (collectively, the “Redmile Affiliates”) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Affiliates and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

Redmile and Mr. Green may also be deemed to beneficially own: (i) 24,900 shares of Common Stock subject to options to purchase shares of Common Stock that are currently exercisable, (ii) 1,743 shares of Common Stock subject to options to purchase shares of Common Stock that are exercisable within 60 days of the date of this filing, and (iii) 1,462 shares of Common Stock issued to Michael Lee pursuant to restricted stock units. The stock options and restricted stock units were granted to Michael S. Lee, a managing director of Redmile, in connection with his service as a member of the Board of Directors of the Issuer. Pursuant to the policies of Redmile, Mr. Lee holds the stock options and the shares of Common Stock issued pursuant to the restricted stock units as a nominee on behalf, and for the sole benefit, of Redmile and has assigned all economic, pecuniary and voting rights in respect of the stock options and the shares of Common Stock issued pursuant to the restricted stock units to Redmile. Redmile and Mr. Green each disclaim beneficial ownership of the stock options and the shares of Common Stock issued pursuant to the restricted stock units, except to the extent of its or his pecuniary interest in the shares subject to such options and the shares of Common Stock issued pursuant to the restricted stock units, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

The 3,362,460 shares of Common Stock reported as beneficially owned by Redmile and Mr. Green in this Schedule 13D/A (including the Common Stock subject to the options to purchase shares that are currently exercisable or exercisable within 60 days of the date of this filing) represents 12.9% of the outstanding shares of Common Stock, and the 1,407,200 shares of Common Stock reported as beneficially owned by Redmile Capital Offshore Master Fund, Ltd. in this Schedule 13D/A represents 5.4% of the outstanding shares of Common Stock (in each case, as calculated in accordance with the last paragraph of this Item 5(a)).

The Non-Voting Common Stock is initially convertible into shares of Common Stock on a one-for-one basis. Pursuant to the Issuer’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), the Issuer may not effect any conversion of the Non-Voting Common Stock, and a holder of the Non-Voting Common Stock does not have the right to convert any portion of the Non-Voting Common Stock held by such holder, to the extent that, after giving effect to the attempted conversion set forth in a notice of conversion, such holder, together with such holder’s affiliates and any other person whose beneficial ownership of Common Stock would be aggregated with such holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the applicable regulations of the Securities and Exchange Commission (the “SEC”), including any “group” of which such holder is a member, would beneficially own a number of shares of Common Stock in excess of the Beneficial Ownership Limitation (the “Beneficial Ownership Blocker”). The “Beneficial Ownership Limitation” is 4.99% of the shares of Common Stock then issued and outstanding, which percentage may be changed at a holder’s election upon 61 days’ notice to the Issuer. Because the percentage of shares of Common Stock collectively held directly by the Redmile Affiliates currently exceeds 4.99%, the conversion of the Non-Voting Common Stock held by the Redmile Affiliates is currently limited in its entirety by the Beneficial Ownership Blocker and the Reporting Persons therefore cannot be deemed to have beneficial ownership over any of the shares of Common Stock issuable upon conversion of the Non-Voting Common Stock and such shares have not been included in the aggregate amount of shares of Common Stock beneficially owned as reported in the table above.

The Pre-Funded Warrants are exercisable at a price of $0.01 per share. Pursuant to the terms of the Pre-Funded Warrants, the Issuer shall not effect any exercise of, and a holder of the Pre-Funded Warrants shall not be entitled to exercise, any Pre-Funded Warrants held by such holder for a number of shares of Common Stock in excess of the number of shares of Common Stock which, upon giving effect or immediately prior to such exercise, would cause (i) the aggregate number of shares of Common Stock beneficially owned by such holder, such holder’s affiliates and any persons who are members of a group for purposes of Section 13(d) of the Exchange Act with such holder or its affiliates to exceed the Maximum Percentage (as defined below) of the total number of issued and outstanding shares of Common Stock following such exercise, or (ii) the combined voting power of the securities of the Issuer beneficially owned by such holder and its affiliates and any other persons who are members of a group for purposes of Section 13(d) of the Exchange Act with such holder or its affiliates to exceed the Maximum Percentage of the combined voting power of all of the securities of the Issuer then outstanding following such exercise (the “Warrant Beneficial Ownership Blocker”). The “Maximum Percentage” is 9.99%, which percentage may be changed to up to 19.99% at a holder’s election upon at least 61 days’ notice to the Issuer. Because the percentage of shares of Common Stock collectively held directly by the Redmile Affiliates currently exceeds 9.99%, the exercise of the Pre-Funded Warrants held by the Redmile Affiliates is currently limited in its entirety by the Warrant Beneficial Ownership Blocker and the Reporting Persons therefore cannot be deemed to have beneficial ownership over any of the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants and such shares have not been included in the aggregate amount of shares of Common Stock beneficially owned as reported in the table above.

For purposes of this Schedule 13D, (a) the percent of class beneficially owned by Redmile Capital Offshore Master Fund, Ltd. is calculated based on 26,077,865 shares of Common Stock outstanding as of March 21, 2022, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 29, 2022 (the “Form 10-K”); and (b) the percent of class beneficially owned by Redmile and Mr. Green is calculated based on the sum of: (i) 26,077,865 shares of Common Stock outstanding as of March 21, 2022, as disclosed in the Issuer’s Form 10-K, plus (ii) 24,900 shares of Common Stock subject to options to purchase shares of Common Stock that are currently exercisable, plus (iii) 1,743 shares of Common Stock subject to options to purchase shares of Common Stock that are exercisable within 60 days of the date of this filing.

Item 5(b) of the Prior Schedule 13D is hereby amended and restated to read in its entirety as follows:

(b) Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 3,362,460

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 3,362,460

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 3,362,460

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 3,362,460

Redmile Capital Offshore Master Fund, Ltd.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 1,407,200

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 1,407,200

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

The paragraphs under the heading “Appointment of Michael Lee to the Board of Directors” of Item 6 of the Prior Schedule 13D are hereby amended and restated in their entirety as follows, and the paragraphs under the heading “Registration Rights Waiver” and “2022 Lock-up Agreement” are hereby added after the last paragraph in Item 6 of the Prior Schedule 13D:

Appointment of Michael Lee to the Board of Directors

On July 2, 2019, the Issuer’s Board of Directors appointed Michael S. Lee, a managing director of Redmile, to serve as a director of the Issuer. Immediately prior to the Issuer’s IPO, which was completed on September 20, 2019, Mr. Lee was appointed a Class III director to serve until the Issuer’s 2022 Annual Meeting of Stockholders or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal. In connection with Mr. Lee’s appointment to the Issuer’s Board of Directors, Mr. Lee and the Issuer entered into an Indemnification Agreement with the Issuer. On July 27, 2019, Mr. Lee and the Issuer entered into an Indemnification Agreement in the same form as the Issuer’s standard form of indemnification agreement with its other directors.

In addition, Mr. Lee is entitled to cash and equity compensation pursuant to the Policy. Pursuant to the Policy, Mr. Lee is entitled to receive an annual cash retainer of $40,000 to be paid quarterly, in arrears. If Mr. Lee serves on any committees of the Issuer’s Board of Directors, he will be entitled to receive additional cash compensation. Under the Policy, non-employee directors receive $7,500 annually for serving on the audit committee ($15,000 annually for the chairperson), $5,000 annually for serving on the compensation committee ($10,000 annually for the chairperson), $5,000 annually for serving on the nominating and corporate governance committee ($10,000 annually for the chairperson) and $5,000 annually for serving on the research and clinical development committee ($10,000 annually for the chairperson). A non-employee director also receives $30,000 annually for serving as the chairperson of the Issuer’s Board of Directors. Pursuant to the Policy, non-employee directors may elect on an annual basis to convert 0%, 50% or 100% of his or her annual cash retainer with respect to services to be performed in a future calendar quarter and otherwise scheduled to be paid following the completion of those services into a number of restricted stock units having a grant value equal to the aggregate amount of the elected percentage of the retainer cash compensation payable to such non-employee director under the Policy for the applicable quarter (as determined on the applicable date of grant of such retainer award).

On September 17, 2019, Mr. Lee received an option to purchase 12,100 shares of the Issuer’s Common Stock at an exercise price of $16.00 per share. 1/3rd of the shares subject to the option vested on September 17, 2020 and 1/36th of the shares subject to the option vested on each monthly anniversary thereafter, subject to Mr. Lee’s continued service on the Board of Directors of the Issuer through each vesting date. On February 5, 2020, Mr. Lee received an option to purchase 10,000 shares of the Issuer’s Common Stock at an exercise price of $40.27 per share. 1/12th of the shares subject to the option vested on each month following the Issuer’s 2020 Annual Meeting of Stockholders on the same day of the month, subject to Mr. Lee’s continued service to the Issuer through each applicable vesting date; provided, however, if the Issuer’s 2021 Annual Meeting of Stockholders occurred prior to the one-year anniversary of the Issuer’s 2020 Annual Meeting of Stockholders, then the shares subject to the option would fully vest as of the date of the Issuer's 2021 Annual Meeting of Stockholders. On February 19, 2021, Mr. Lee received an option to purchase 6,423 shares of the Issuer’s Common Stock at an exercise price of $91.50 per share. 1/12th of the shares subject to the option will vest on each month following the Issuer’s 2021 Annual Meeting of Stockholders on the same day of the month, subject to Mr. Lee’s continued service to the Issuer through each applicable vesting date; provided, however, if the Issuer’s 2022 Annual Meeting of Stockholders is prior to the one-year anniversary of the Issuer’s 2021 Annual Meeting of Stockholders, then the shares subject to the option will be fully vested as of the date of the Issuer's 2022 Annual Meeting of Stockholders. On March 12, 2022, Mr. Lee received an option to purchase 29,497 shares of the Issuer’s Common Stock at an exercise price of $17.11 per share. 1/12th of the shares subject to the option will vest on each month following the Issuer’s 2022 Annual Meeting of Stockholders on the same day of the month, subject to Mr. Lee’s continued service to the Issuer through each applicable vesting date; provided, however, if the Issuer’s 2023 Annual Meeting of Stockholders is prior to the one-year anniversary of the Issuer’s 2022 Annual Meeting of Stockholders, then the shares subject to the option will be fully vested as of the date of the Issuer's 2023 Annual Meeting of Stockholders. Pursuant to the Policy, Mr. Lee will continue to be entitled to receive an option to purchase the Issuer’s Common Stock in the amount set forth in the Policy automatically at the same time the Issuer makes annual equity awards to the Issuer’s executive officers, which option will vest in equal monthly installments during the twelve months following the date of the Issuer’s first annual meeting of stockholders following the date of grant, and will vest in full on the earlier of the twelve-month anniversary of the date of the Issuer’s first annual meeting of stockholders following the date of grant and the date of the Issuer’s second regularly scheduled annual meeting of stockholders that next follows the date of grant, subject to Mr. Lee’s continued service on the Board of Directors of the Issuer through each applicable vesting date.

Pursuant to the policies of Redmile, any stock options or other equity awards granted to Mr. Lee in connection with his service on the Issuer’s Board of Directors will be held by him as a nominee on behalf, and for the sole benefit, of Redmile and Mr. Lee will assign all economic, pecuniary and voting rights in respect of any such equity awards to Redmile. Mr. Lee disclaims beneficial ownership of such securities, and the filing of this Schedule 13D shall not be deemed an admission that Mr. Lee is the beneficial owner of such securities for any purpose. The Reporting Persons disclaim beneficial ownership of all such securities except to the extent of their pecuniary interest therein, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

Pursuant to the policies of Redmile, all cash compensation that Mr. Lee receives in connection with his service on the Issuer’s Board of Directors will be paid by the Issuer directly to Redmile.

Registration Rights Waiver

In connection with the issuance and sale of the Non-Voting Common Stock on April 1, 2022, the Issuer and certain of the Issuer’s stockholders, including certain of the Redmile Affiliates, entered into a registration rights waiver (the “Investor Waiver”). Pursuant to the Investor Waiver, the Redmile Affiliates agreed to waive for a period ending on October 1, 2022 any and all registration rights, and related rights to notice, that such Redmile Affiliates would otherwise have pursuant to their registration rights agreement, dated as of December 7, 2020, with the Issuer or otherwise in connection with (i) the Amended and Restated Investor Rights Agreement, by and between the Issuer and the parties thereto, dated as of June 28, 2019; and (ii) the registration statement on Form S-3 that the Issuer filed with the SEC on August 9, 2021, and the ability to offer and sell its securities through shelf takedowns; and (iii) a registration statement on Form S-3, pursuant to which the Redmile Affiliates may resell certain securities as set forth therein.

2022 Lock-Up Agreement

In connection with the Issuer’s issuance and sale of the Non-Voting Common Stock on April 1, 2022, Mr. Lee entered into a lock-up agreement (the “Lock-Up Agreement”) with J.P. Morgan Securities LLC, BofA Securities, Inc., Stifel, Nicolaus & Company, Incorporated and Guggenheim Securities, LLC, as representatives of the underwriters. Pursuant to the terms of the Lock-Up Agreements, Mr. Lee has agreed, subject to certain exceptions, during the period ending 60 days after March 29, 2022, not to:

•	directly or indirectly sell, offer to sell, contract to sell or lend, effect any short sale or establish or increase a Put Equivalent Position or liquidate or decrease any Call Equivalent Position (as defined in Rule 16a-1(b) of the Exchange Act), pledge, hypothecate or grant any security interest in, or in any other way transfer or dispose of any shares of Common Stock or any options or warrants or other rights to acquire shares of Common Stock or any securities exchangeable or exercisable for or convertible into shares of Common Stock, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into shares of Common Stock owned as of the date of the Lock-Up Agreement or thereafter owned either of record or beneficially;

•	enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of shares of Common Stock or any options or warrants or other rights to acquire shares of Common Stock or any securities exchangeable or exercisable for or convertible into shares of Common Stock, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into shares of Common Stock, regardless of whether any such transaction is to be settled in securities, in cash or otherwise;

•	make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any shares of Common Stock or any options or warrants or other rights to acquire shares of Common Stock or any securities exchangeable or exercisable for or convertible into shares of Common Stock, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into shares of Common Stock, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration; or

•	publicly announce any intention to do any of the foregoing.

The foregoing summary of the Lock-Up Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, which is filed as Exhibit 99.9 to this Schedule 13D and is incorporated herein by reference.

ITEM 7.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

The exhibit list in Item 7 of the Prior Schedule 13D is hereby amended and supplemented by adding the following Exhibit 99.9, and the remainder of Item 7 of the Prior Schedule 13D is unchanged and the exhibits listed therein have been previously filed.

Exhibit Number	Description
Exhibit 99.9	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 30, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2022	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: April 5, 2022	/s/ Jeremy C. Green
JEREMY C. Green

Dated: April 5, 2022	Redmile capital offshore master fund, Ltd.

By: Redmile Group, LLC, its Investment Manager

/s/ Jeremy C. Green
Name: Jeremy C. Green Title: Managing Member

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